FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Diana Shipping Inc. (the "Company") dated May 26, 2010 reporting the Company's financial results for the quarter ending March 31, 2010.

The information contained in this Report on Form 6-K, with the exception of the section captioned "Chairman and Chief Executive Officer's Comments," is hereby incorporated by reference into the Company's registration statement on Form F-3D (File no. 333-150406) filed with the U.S. Securities and Exchange Commission (the "Commission") with an effective date of April 24, 2008, and the Company's registration statement on Form F-3 ASR (File No. 333-159016) filed with the Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 26, 2010	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2010

BOARD OF DIRECTORS REAUTHORIZES THE SHARE REPURCHASE PROGRAM

ATHENS, GREECE, May 26, 2010, – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $28.8 million for the first quarter of 2010.  This compared to net income of $34.8 million reported in the first quarter of 2009.

Voyage and time charter revenues were $62.2 million for the first quarter of 2010, compared to $62.7 million for the same period of 2009, due to a decrease in prevailing time charter rates, which was partly offset by increased revenues due to the addition to our fleet of the vessels Houston, delivered in October 2009, Melite, acquired in January 2010, and New York, delivered in March 2010.

Reauthorization of Stock Buyback Plan

The Company has further announced that the Board of Directors has reauthorized the share repurchase program announced on November 12, 2008 for up to U.S. $100 million of the Company's common shares which may be repurchased from time to time until December 31, 2011.

The plan allows for the repurchase of Common Stock to be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, subject to market and business conditions, applicable legal requirements and other factors. The plan will be implemented by the Company's management at its discretion. The plan calls for the repurchased shares to be retired as soon as practicable following the repurchase. The plan does not oblige the Company to purchase any particular number of shares, and may be suspended at any time at the Company's discretion in accordance with Rule 10b-18.  The Company noted that it has not repurchased any shares under the prior buyback authorization.

Chairman and Chief Executive Officer's Comments

Simeon Palios, Chairman and CEO of Diana Shipping Inc., said, "Diana Shipping Inc. once again delivered positive net income that we believe is a result of our well-designed strategy to manage our fleet productively, in a consistent and transparent manner that is responsive to market conditions and opportunities. Furthermore, we have made progress toward our previously announced investment plan.  We have increased our fleet to 22 vessels, plus another two on order, and at the same time we have maintained a strong balance sheet and liquidity to support further expansion in the future."

Mr. Palios further stated, "In this volatile financial and shipping environment we have renewed the stock repurchase program.  We continue to believe, as we have stated in the past, that the most productive use of our capital is to invest in the long-term growth of our fleet.  However, we have the capacity to step in with the buyback program for the benefit of our shareholders if we determine that this is the most appropriate action based on market conditions."

Fleet Employment Profile (As of May 26, 2010)
Currently Diana's fleet is employed as follows:

Vessel	Built	Dwt	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***			Notes
Panamax Vessels

CORONIS	2006	74,381	C	$14,000	5.00%	TPC Korea Co. Ltd., Seoul	26 Mar 09	7 Apr 10

				$24,000	5.00%	Siba Ships Asia Pte. Ltd.	7 Apr 10	7 Mar 12	-	22 Jun 12

ERATO	2004	74,444	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4 Mar 10	4 Dec 11	-	4 Mar 12

NAIAS	2006	73,546	B	$19,000	4.75%	J. Aron & Company, New York	24 Aug 09	24 Jul 10	-	24 Sep 10

CLIO	2005	73,691	B	$11,000	5.00%	Cargill International S.A., Geneva	26 Feb 09	8 May 10			1,2

				$25,000	5.00%	Daelim Corporation, Seoul	8 May 10	8 Apr 12	-	8 Jun 12
CALIPSO	2005	73,691	B	$9,400	5.00%		24 Jan 09	4 Apr 10
						Cargill International
				$30,500	5.00%	S.A., Geneva	4 Apr 10	4 Sep 10	-	19 Nov 10
PROTEFS	2004	73,630	B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18 Sep 08	18 Aug 11	-	18 Nov 11

THETIS	2004	73,583	B	$23,000	5.00%	Glencore Grain BV, Rotterdam	6 Mar 10	6 Feb 11	-	21 Apr 11

DIONE	2001	75,172	A	$12,000	5.00%	Louis Dreyfus Commodities S.A., Geneva	1 Jan 09	1 Jun 10	-	1 Sep 10

DANAE	2001	75,106	A	$12,000	5.00%	Augustea Oceanbulk Maritime Limitada, Madeira	7 Apr 09	23 Jan 11	-	22 Apr 11	3

OCEANIS	2001	75,211	A	$18,000	5.00%	Bunge S.A., Geneva	6 Aug 09	6 Jul 10	-	21 Sep 10

TRITON	2001	75,336	A	$17,000	5.00%	Intermare Transport GmbH, Hamburg, Germany	10 Oct 09	10 Sep 10	-	25 Nov 10

ALCYON	2001	75,247	A	$34,500	4.75%	Cargill International S.A., Geneva	21 Feb 08	21 Nov 12	-	21 Feb 13

NIREFS	2001	75,311	A	$21,000	5.00%	Louis Dreyfus Commodities Suisse S.A.	12 Feb 10	29 Dec 11	-	27 Mar 12

MELITE	2004	76,436		$24,250	5.00%	J. Aron & Company, New York	29 Jan 10	29 Dec 10	-	28 Feb 11

Capesize Vessels

NORFOLK	2002	164,218		$74,750	3.75%	Corus UK Limited	12 Feb 08	12 Jan 13	-	12 Mar 13

ALIKI	2005	180,235		$45,000	4.75%	Cargill International S.A., Geneva	1 May 09	1 Mar 11	-	1 Jun 11	4,5

SALT LAKE CITY	2005	171,810		$55,800	5.00%	Refined Success Limited	28 Sep 07	28 Aug 12	-	28 Oct 12

SIDERIS GS	2006	174,186	D	$36,000	5.00%	BHP Billiton Marketing AG	30 Nov 09	15 Oct 10	-	14 Jan 11	6

SEMIRIO	2007	174,261	D	$31,000	5.00%	BHP Billiton Marketing AG	15 Jun 09	30 Apr 11	-	30 Jul 11	7

BOSTON	2007	177,828	D	$52,000	5.00%	BHP Billiton Marketing AG	13 Nov 07	28 Sep 11	-	28 Dec 11	8

HOUSTON	2009	177,729	D	$55,000	4.75%	Shagang Shipping Co.	3 Nov 09	3 Oct 14	-	3 Jan 15	9

NEW YORK	2010	177,773	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3 Mar 10	3 Jan 15	-	3 May 15

Vessels Under Construction

H1234	2012	206,000	E	N/A	N/A	N/A	N/A	N/A		N/A	10

H1235	2012	206,000	E	N/A	N/A	N/A	N/A	N/A		N/A	10

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter
** Total Commission percentage paid to third parties
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1 The charterer has agreed to pay a gross rate of $37,500 per day for the excess period commencing March 27, 2010.
2 Vessel off-hire for drydocking from April 27, 2010 to May 7, 2010.
3 Augustea Oceanbulk Maritime Limitada, Madeira is a guaranteed nominee of Augustea Atlantica Srl, Naples.
4     The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on May 1, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

5 Vessel off-hire for drydocking from April 20, 2010 to May 5, 2010.
6     The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on November 30, 2006, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

7     The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment, which started on June 15, 2007, and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

8     The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

9 Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
10 Information based upon shipbuilding contracts.

Summary of Selected Financial & Other Data (In thousand of U.S. dollars, except Fleet Data and daily results)
	Three Months Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
INCOME STATEMENT DATA
Voyage and time charter revenues	$62,184	$62,693
Voyage expenses	2,410	3,226
Vessel operating expenses	12,511	9,441
Net income	28,806	34,810
FLEET DATA
Average number of vessels	21.0	19.0
Number of vessels	22.0	19.0
Weighted average age of fleet (in years)	4.8	4.5
Ownership days	1,894	1,710
Available days	1,869	1,704
Operating days	1,864	1,670
Fleet utilization	99.7%	98.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$31,982	$34,898
Daily vessel operating expenses (2)	$6,606	$5,521

_________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, May 26, 2010.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.dianashippinginc.com.  A telephone replay will be available by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the account number 362 and replay ID number 350106.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2010	2009
	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$62,184	$62,693

EXPENSES:
Voyage expenses	2,410	3,226
Vessel operating expenses	12,511	9,441
Depreciation and amortization of deferred charges	12,137	10,837
General and administrative expenses	5,065	4,073
Foreign currency losses (gains)	(164)	(243)
Operating income	30,225	35,359

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,033)	(804)
Interest Income	249	255
Gain / (loss) from financial instruments	(635)	-
Total other income (expenses), net	(1,419)	(549)

Net Income	$28,806	$34,810

Earnings/(losses) per common share, basic and diluted	$0.36	$0.47

Weighted average number of common shares, basic	80,630,738	74,396,880

Weighted average number of common shares, diluted	80,695,136	74,436,579

BALANCE SHEET DATA
	March 31,	December 31,
	2010	2009
ASSETS	(unaudited)

Cash and cash equivalents	297,696	282,438
Other current assets	16,302	14,718
Advances for vessels under construction and acquisitions and other vessel costs	-	29,630
Vessels' net book value	1,065,660	979,343
Other fixed assets, net	248	200
Other non-current assets	2,518	2,639
Prepaid charter revenue, non-current portion	10,705	11,457
Total assets	1,393,129	1,320,425

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	31,259	32,386
Long-term debt	321,724	276,081
Deferred revenue, non current portion	8,850	11,244
Other non-current liabilities	1,874	1,389
Total stockholders' equity	1,029,422	999,325
Total liabilities and stockholders' equity	1,393,129	1,320,425

OTHER FINANCIAL DATA
	Three Months Ended March 31,
	2010	2009
	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$37,217	$42,329
Net Cash used in Investing Activities	(68,584)	(81)
Net Cash provided by Financing Activities	46,625	22